Palisade Bio, Inc.

5800 Armada Drive, Suite 210

Carlsbad, California 92008

August 6, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Alan Campbell

Re:        Palisade Bio, Inc. (the “Company”)

Registration Statement on Form S-3

Filed: July 30, 2021

File No. 333-258318

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, to become effective at 4:00 p.m. Eastern Time on August 10, 2021 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Karen E. Deschaine of Cooley LLP at (858) 550-6088.

Very truly yours,

Palisade Bio, Inc.

/s/ Thomas M. Hallam, Ph.D.
Thomas M. Hallam, Ph.D.
Chief Executive Officer